UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2018

Commission File Number: 001-38217

Nightstar Therapeutics plc

(Translation of registrant’s name into English)

10 Midford Place 2nd Floor

London W1T 5BJ United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On August 13, 2018, Nightstar Therapeutics plc issued a press release announcing financial results for three and six months ended June 30, 2018. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Exhibit	Description

99.1	Press Release issued on August 13, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIGHTSTAR THERAPEUTICS PLC

Date: August 13, 2018	By:	/s/ Bryan Yoon
		Name:	Bryan Yoon
		Title:	General Counsel and Secretary

Exhibit 99.1

Nightstar Therapeutics Reports Second Quarter 2018 Financial

Results and Business Highlights

Regenerative Medicine Advanced Therapy (RMAT) Designation received in June 2018 for NSR-REP1 in Choroideremia

Preliminary data from Phase 1/2 XIRIUS trial for X-Linked Retinitis Pigmentosa expected at EURETINA 2018 in Vienna, Austria in September 2018

R&D Day planned for September 24, 2018 in New York City

WALTHAM, Mass. and LONDON, UK – August 13, 2018 (GLOBE NEWSWIRE) – Nightstar Therapeutics plc (NASDAQ: NITE), a clinical-stage gene therapy company developing treatments for rare inherited retinal diseases, today reported financial results for the quarter ended June 30, 2018 and provided an update on recent achievements and upcoming clinical milestones.

“The highlight of the second quarter was the U.S. Food and Drug Administration’s granting of the Regenerative Medicine Advanced Therapy designation to NSR-REP1 for choroideremia,” said Dave Fellows, Chief Executive Officer. “I’m also pleased to report we are on track with the guidance provided last quarter for our NSR-RPGR program. We look forward to the presentation of preliminary data from the dose escalation study of the XIRIUS trial for XLRP at the EURETINA Congress in September and plan to commence the expansion study in the XIRIUS trial in the fourth quarter of this year.”

Business Highlights Include

•

Innovate UK grant for AAV manufacturing of NSR-RPGR started April 2018. Secured £1.5 million in funding from Innovate UK, the UK’s innovation agency, to lead an industrial research project for the commercial manufacture of NSR-RPGR.

•

RMAT designation for NSR-REP1 in June 2018. This is the first gene therapy RMAT designation for an inherited retinal disease. The FDA granted RMAT designation for NSR-REP1 based on clinical data supporting the maintenance and improvement of visual acuity from completed Phase 1/2 trials in choroideremia patients treated with NSR-REP1 and disease progression in untreated patients in the ongoing NIGHT natural history observational study.

Anticipated Milestones for 2018 and 2019

•	NSR-RPGR for X-Linked Retinitis Pigmentosa

•

Q3 2018: Preliminary Data from Dose Escalation Study. Preliminary safety and efficacy data of NSR-RPGR from the first five cohorts (n=15) out of a total of six cohorts (n=18) in the dose escalation study in the XIRIUS trial is expected to be available for presentation at EURETINA 2018.

Session Date/Time: Saturday, September 22, 2018 at 4:30 p.m. CEST

Presenter: Dr. Robert MacLaren, Oxford Eye Hospital, University of Oxford

Session title: Main Session 8: Research, Gene therapy for retinitis pigmentosa (link)

•

Q4 2018: Initiation of Expansion Study. The expansion study in the XIRIUS trial is intended to enroll approximately 30 patients at a therapeutic dose informed by the dose escalation study and a low-dose control group of approximately 15 patients.

•	Mid 2019: Preliminary Data from Expansion Study

•	2H 2019: One-Year Follow-up Data from Dose Escalation Study

•	2020: One-Year Follow-up Data from Expansion Study

•	NSR-REP1 for Choroideremia

•	1H 2019: Completion of Enrollment for Phase 3 STAR Registrational Trial for Choroideremia

•	2020: One-year Follow-up Data from Phase 3 STAR Trial

Nightstar Therapeutics’ R&D Day on September 24, 2018

Nightstar will host an R&D Day on Monday, September 24, with presentations beginning at 8:00 a.m., Eastern Time. The R&D Day will feature presentations from Nightstar’s management team and physicians specializing in the field of retinal diseases covering the NSR-RPGR data presented at EURETINA 2018 and the Company’s other pipeline programs.

The R&D Day event will be webcast live under the investor relations section of Nightstar’s website at ir.nightstartx.com. A conference call will also be provided for those who opt to listen to the event by telephone. An archived webcast will be available on Nightstar’s website for at least 2 weeks following the event.

Second Quarter 2018 Financial Results

Three Months Ended June 30, 2018 and 2017

Research and development expenses were $8.1 million for the three months ended June 30, 2018, compared to $3.5 million for the three months ended June 30, 2017. The increase of $4.5 million resulted primarily from increases in program-related expenses of $2.4 million for NSR-REP1 and $1.1 million for NSR-RPGR, as well as a $1.3 million increase in personnel-related costs, and a $0.7 million increase in the indirect research and development and preclinical expenses. The increased expenses were partially offset by an increase of $1.0 million of research and development tax credits from Her Majesty’s Revenue & Customs, or HMRC. Research and development personnel-related costs increased due to an increase in headcount during 2018 to support our growth and to assist in the further development of our product candidates and pipeline. The increase in research and development personnel-related costs includes $0.5 million of additional non-cash share-based compensation compared to the same period in 2017.

General and administrative expenses were $3.3 million for the three months ended June 30, 2018, compared to $0.7 million for the three months ended June 30, 2017. The increase of $2.6 million is mainly due to a $2.0 million increase in personnel-related costs and a $0.6 million increase in consulting and professional fees, including increased legal, accounting and audit fees. General and administrative personnel-related costs increased due to an increase in headcount to support our increased research and development activities, growth of our company and our status as a public company. The increase in general and administrative personnel-related costs includes $0.6 million of additional non-cash share-based compensation compared to the same period in 2017.

Net loss for the three-month period ended June 30, 2018 was $8.1 million, or $0.29 basic and diluted net loss per ordinary share, as compared to $4.2 million, or $0.18 basic and diluted net loss per ordinary share for the three-month period ended June 30, 2017.

Six Months Ended June 30, 2018 and 2017

Research and development expenses were $14.1 million for the six months ended June 30, 2018, compared to $6.3 million for the six months ended June 30, 2017. The increase of $7.8 million resulted primarily from increases in program-related expenses of $3.4 million for NSR-REP1 and $2.5 million for NSR-RPGR, as well as a $2.7 million increase in personnel-related costs and a $0.9 million increase in the indirect research and development expenses. The increased expenses were partially offset by an increase of $1.6 million of research and development tax credits from the HMRC. Research and development personnel-related costs increased due to an increase in headcount to support our growth and to assist in the further development of our product candidates and pipeline. The increase in research and development personnel-related costs includes $0.8 million of additional non-cash share-based compensation compared to the same period in 2017.

General and administrative expenses were $6.1 million for the six months ended June 30, 2018, compared to $1.4 million for the six months ended June 30, 2017. The increase of $4.7 million is mainly due to a $3.7 million increase in personnel-related costs and $1.0 million increase in consulting and professional fees, including increased legal, accounting and audit fees and insurance costs. General and administrative personnel-related costs increased due to an increase in headcount to support our increased research and development activities, growth of our company, and our status as a public company. The increase in general and administrative personnel-related costs includes $1.1 million of additional non-cash share-based compensation compared to the same period in 2017.

Net loss for the six-month period ended June 30, 2018 was $22.5 million, or $0.80 basic and diluted net loss per ordinary share, as compared to $7.7 million, or $0.33 basic and diluted net loss per ordinary share for the six-month period ended June 30, 2017.

As of June 30, 2018, our cash, cash equivalents and marketable securities totaled $111.4 million, compared to $129.4 million at December 31, 2017. As of June 30, 2018, there were approximately 28.9 million ordinary shares outstanding.

About Nightstar

Nightstar is a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. Nightstar’s lead product candidate, NSR-REP1, is currently in Phase 3 development for the treatment of patients with choroideremia, a rare, degenerative, genetic retinal disorder that has no treatments currently available and affects approximately one in every 50,000 people. Positive results from a Phase 1/2 trials of NSR-REP1 were published in The Lancet in 2014 and in The New England Journal of Medicine in 2016. Nightstar’s second product candidate, NSR-RPGR, is currently being evaluated in a clinical trial known as the XIRIUS trial for the treatment of patients with X-linked retinitis pigmentosa, an inherited X-linked recessive retinal disease that affects approximately one in every 40,000 people.

For more information about Nightstar or its clinical trials, please visit www.nightstartx.com.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “could,” “intend,” “estimate,” “will,” “would,” “may,” “should,” “project,” “target,” “track,” “expect” or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation: statements about our cash position and sufficiency of capital resources to fund our operating requirements, trends and other factors that may affect our financial results, our planned and ongoing clinical trials for NSR-REP1 and NSR-RPGR, including our Phase 3 STAR trial in choroideremia and Phase 1/2 XIRIUS trial in X-linked retinitis pigmentosa, potential results and timelines relating to the dose escalation study in the XIRIUS trial and the planned expansion study in the XIRIUS trial, the continued clinical development of our pipeline, the timelines associated with our research and development programs including the timing of patient enrollment and the release of data from ongoing clinical trials and studies, the prevalence of patient populations for our targeted indications, and the utility of prior preclinical and clinical data in determining future clinical results. These forward-looking statements are based on management’s current expectations of future events as of the date of this release and are subject to a number of involve substantial known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including those related to the timing and costs involved in commercializing any product candidate that receives regulatory approval; the initiation, timing and conduct of clinical trials; the availability of data from clinical trials and expectations for regulatory submissions and approvals; our scientific approach and general development progress; the availability or commercial potential of the our product candidates; the sufficiency of our cash resources, and other risks and uncertainties set forth in Item 3.D. “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports that we file with the U.S. Securities and Exchange Commission. We may not actually achieve the plans, intentions, estimates or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, estimates and expectations disclosed in the forward-looking statements we make. We anticipate that subsequent events and developments will cause our views to change. We are under no duty to update any of these forward-looking statements after the date of this press release to conform these statements to actual results or revised expectations, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release. Any reference to our website address in this press release is intended to be an inactive textual reference only and not an active hyperlink.

###

Investors:

Senthil Sundaram, Chief Financial Officer

Brian Luque, Sr. Manager, Investor Relations

investors@nightstartx.com

NIGHTSTAR THERAPEUTICS PLC

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Operating expenses:
Research and development	$8,052	$3,542	$14,116	$6,292
General and administrative	3,324	677	6,100	1,407

Total operating expenses	11,376	4,219	20,216	7,699

Other income (expense):
Interest and other income	722	2	1,089	6
Other Income (expense), net	2,224	(4)	(3,661)	—

Total other income (expense), net	2,946	(2)	(2,572)	6

Loss before benefit for income taxes	(8,430)	(4,221)	(22,788)	(7,693)
Benefit for income taxes	(334)	—	(334)	—

Net loss	(8,096)	(4,221)	(22,454)	(7,693)

Other comprehensive income (loss)	(2,681)	1,579	3,665	1,722

Total comprehensive loss	$(10,777)	$(2,642)	$(18,789)	$(5,971)

Basic and diluted net loss per ordinary share	$(0.29)	$(0.18)	$(0.80)	$(0.33)

Weighted average basic and diluted ordinary shares	28,053	23,688	27,957	23,336

NIGHTSTAR THERAPEUTICS PLC

Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$41,576	$129,404
Marketable securities	69,785	—
Prepaid expenses and other assets	9,232	5,438

Total current assets	120,593	134,842
Property and equipment, net	380	355
Other assets	215	—

Total assets	$121,188	$135,197

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,369	$3,196
Accrued expenses and other liabilities	8,752	6,189

Total current liabilities	12,121	9,385

Total liabilities	12,121	9,385

Total shareholders’ equity	109,067	125,812

Total liabilities and shareholders’ equity	$121,188	$135,197